Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: February 10, 2014

TMX, NYSE – HBM 2014 No. 9

Hudbay to Make Offer to Acquire Augusta Resource Corporation

Toronto, Ontario, February 9, 2014 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) today announced that it intends to commence an offer to acquire all of the issued and outstanding common shares of Augusta Resource Corporation (“Augusta”) not already owned by Hudbay (the “Offer”).

Under the terms of the Offer, Augusta shareholders will be entitled to receive 0.315 of a Hudbay common share for each Augusta common share held, representing approximately C$2.96 per Augusta common share (based on Hudbay’s closing share price on the TSX on February 7, 2014). The Offer represents a premium of 62% to Augusta’s 20-day volume-weighted average price on the TSX for the period ending February 7, 2014, and a premium of 18% to Augusta’s closing share price on the TSX on February 7, 2014 in addition to Augusta’s 26% share price increase during the two trading days preceding the Offer. The Offer values Augusta at an enterprise value of approximately C$540 million on a fully diluted in-the-money basis.

Transaction Highlights

•                                          Addition of Augusta’s Rosemont project to Hudbay’s portfolio of low-cost, long-life assets will enhance Hudbay’s position as a leading intermediate base metals mining company with world-class copper production growth.

•                                          Acquisition of the Rosemont project is an ideal fit with Hudbay’s disciplined growth strategy of acquiring high quality development-stage assets in mining friendly jurisdictions in the Americas.

•                                          Hudbay has the technical and operational expertise and financial capacity to efficiently develop and operate the Rosemont project to the benefit of all stakeholders.

“Since our initial investment in Augusta in 2010, we have been excited about the potential of the Rosemont project. We view the Rosemont project as an attractive complement to our existing portfolio of high quality, long-life assets that fits well with our construction timeline at Constancia,” said David Garofalo, president and chief executive officer.  “The transaction will be accretive to Hudbay shareholders on key per share metrics and both Hudbay and Augusta shareholders will benefit from our ability to leverage our 87 year history of successful project execution and operations.”

Benefits to Augusta Shareholders

Hudbay believes that the Offer will be attractive to Augusta shareholders for the following reasons:

•                                          Significant Premium: Based on the 20-day volume-weighted average share prices of Hudbay and Augusta on the TSX for the period ending February 7, 2014, the Offer represents a premium of 62%. Based on the closing share prices of Hudbay and Augusta on the TSX on February 7, 2014, the Offer represents a premium of 18%, in addition to Augusta’s 26% share price increase during the two trading days preceding the Offer.

•                                          Participation in a Leading Intermediate Base Metals Mining Company: Augusta shareholders will participate in Hudbay’s low-cost, long-life portfolio of producing and fully funded construction-stage assets, and its robust growth profile, which includes forecasted copper production growth of approximately 570% between 2013 and 2015 as Hudbay’s current development projects reach commercial production; the Rosemont project will contribute to the next phase of growth and enhance Hudbay’s position as a leading intermediate base metals mining company with world-class copper production growth.

•                                          Continued Participation in Rosemont without Single Asset Risk: As shareholders of Hudbay, Augusta shareholders will continue to benefit from future increases in value associated with the permitting and development of the Rosemont project without the significant single asset permitting, development and financing risk to which Augusta shareholders are currently exposed.

•                                          Proven Experience in Project Development: Hudbay has extensive experience in bringing new projects into production over its 87 year history, including its recently completed Lalor and Reed mines in Manitoba, and its Constancia project in Peru, which is over 56% complete. Hudbay would apply this expertise to the development of Rosemont to the benefit of all stakeholders.

•                                          Greater Capacity to Advance Rosemont to Production: Hudbay is confident the Rosemont project will receive all necessary permits. However, based on its extensive due diligence independent of Augusta, Hudbay believes Augusta’s management continues to be overly optimistic about the permitting timeline and Augusta’s ability to complete the required engineering and raise the necessary financing to construct the Rosemont project. With Hudbay’s significant technical expertise and superior financial capacity, Hudbay believes it is better positioned than Augusta to advance the Rosemont project through the final stages of permitting and into construction without the risk currently facing Augusta that further delays may result in liquidity shortfalls or require dilutive financings which would materially impair the value of Augusta shareholders’ investments.

•                                          Stronger Financial Capacity to Build Rosemont: The Rosemont project is anticipated by Augusta management to have initial capital costs of approximately $1.2 billion. Having already sold a joint venture interest, streamed 100% of the precious metals production and committed the majority of its offtake, in a challenging capital markets environment Augusta has few remaining financing options, other than a highly uncertain project financing and the prospect of materially diluting its shareholders’ equity. Hudbay is well capitalized and has sufficient liquidity to complete the construction of Constancia and to commence work on Rosemont. Hudbay expects its producing and development assets will provide considerable operating cash flow to assist in funding the construction of Rosemont, and Hudbay has demonstrated its ability to raise the financing necessary to fund significant development projects with minimal dilution to its shareholders.

•                                          Enhanced Financial and Capital Markets Profile: Augusta shareholders will benefit from the enhanced capital markets profile of Hudbay, which has a large public float, greater trading liquidity and a more extensive presence in the capital markets than Augusta.

“The Offer presents a unique opportunity for Augusta shareholders to receive a substantial premium and participate in Hudbay’s low-cost, long-life assets in mining friendly jurisdictions with world-class copper production growth,” said Mr. Garofalo. “We strongly believe in the merits of this transaction and the benefits to both companies’ shareholders. We look forward to creating long-lasting, mutually-beneficial relationships with local stakeholders in Arizona.”

About the Offer

The Offer will be made for all of the issued and outstanding common shares of Augusta not already owned by Hudbay.  Hudbay currently owns 23,058,585 shares of Augusta, representing approximately 16% of Augusta’s issued and outstanding shares.

The Offer will be open for acceptance until 5:00 p.m. EST on March 19, 2014, unless extended or withdrawn. The Offer will be subject to customary conditions, including the deposit under the Offer of Augusta common shares that together with the Augusta common shares held by Hudbay and its affiliates, represent not less than 66 2/3% of Augusta common shares on a fully-diluted basis, receipt of all necessary regulatory approvals, no material adverse change in Augusta and Augusta’s shareholder rights plan being waived, invalidated or cease-traded. The Offer will not be subject to the approval of Hudbay’s shareholders and is not subject to any financing or due diligence conditions.

The full details of the Offer will be set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay expects to file with the Canadian securities regulatory authorities.  Concurrently, Hudbay expects to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”).  This news release is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO.  AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER.  Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc. at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

Conference Call and Webcast

Date:	Monday, February 10, 2014

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-644-3416 or 800-814-4860

Replay:	416-640-1917 or 877-289-8525

Replay Passcode:	4668963#

The conference call replay will be available until midnight (Eastern Time) on February 17, 2014. An archived audio webcast of the conference call and related materials also will be available on Hudbay’s website.

Advisors, Counsel and Information Agent

BMO Capital Markets and GMP Securities L.P. are acting as financial advisors to Hudbay and Goodmans LLP and Milbank, Tweed, Hadley & McCloy LLP are acting as legal counsel.

Kingsdale Shareholder Services Inc. has been retained as information agent for the Offer. For additional information including assistance in depositing Augusta Shares to the Offer, Augusta shareholders should contact Kingsdale at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.  The securities registered pursuant to the Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer, the market for the common shares of Hudbay, the value of the common shares of Hudbay received as consideration under the Offer, Hudbay’s anticipated production, the permitting, development and financing of the Rosemont project, reasons to accept the Offer, and the purpose of the Offer. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the execution of our business and growth strategies, including the success of our strategic investments and initiatives; the availability of financing for our exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of 100% of the issued and outstanding common shares of Augusta; that all required regulatory and governmental approvals for the Offer will be obtained and all other conditions to completion of the Offer will be satisfied or waived.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of Hudbay’s reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent annual information form and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Qualified Persons

The scientific and technical information in respect of Hudbay contained in this news release related to the Constancia project has been prepared by or under the supervision of Cashel Meagher, P.Geo., Hudbay’s Vice President, South America Business Unit. The scientific and technical information related to all other sites and projects of Hudbay contained in this news release has been prepared by or under the supervision of Robert Carter, P.Eng., Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are Qualified Persons for the purposes of NI 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). The mineral reserve and resource estimates included in or underlying assumptions referenced in this news release were prepared in accordance with NI 43-101 and the Canadian Institute on Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, please see the Technical Reports for each of Hudbay’s properties as filed on SEDAR at www.sedar.com.

Cautionary Note Regarding Mineral Reserves and Resources

The disclosure in this news release uses mineral resource classification terms and mineral resource estimates that comply with NI 43-101.  NI 43-101 establishes standards for all public disclosure a Canadian issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained herein have been prepared in accordance with NI 43-101.  These standards differ significantly from the mineral reserve disclosure requirements of the SEC set forth in Industry Guide 7.  Consequently, reserve and resource information contained herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or their issuance imminent in order to classify mineralized material as reserves under the SEC standards.  Accordingly, mineral reserve estimates referred to herein may not qualify as “reserves” under SEC standards.

In addition, the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” are used to comply with the reporting standards in Canada.  The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC.  Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves.  Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists.  It cannot be assumed that all or any part of “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part of the reported “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” contained herein is economically or legally mineable.  For the above reasons, information contained herein containing descriptions of mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Information Concerning Augusta

Except as otherwise expressly indicated herein, the information concerning Augusta contained in this news release has been taken from and is based solely upon Augusta’s public disclosure on file with the relevant securities regulatory authorities. Augusta has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Augusta contained in this news release. Although Hudbay has no knowledge that would indicate that any information or statements contained in this news release concerning Augusta taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither Hudbay nor any of its respective directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Augusta to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Hudbay. Hudbay has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Augusta’s publicly available documents or records or whether there has been any failure by Augusta to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Augusta is given based on information in Augusta’s public disclosure available as of the date hereof.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For shareholder inquiries, please contact Kingsdale Shareholder Services Inc.

1-866-229-8874 (North American Toll Free Number)

1-416-867-2272 (Outside North America)

contactus@kingsdaleshareholder.com

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbayminerals.com

For media inquiries, please contact:

Scott Brubacher

Director, Corporate Communications

(416) 814-4373

scott.brubacher@hudbayminerals.com